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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  January, 2004

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                       7220 Frederick-Banting, Suite 100
                             Saint-Laurent, Quebec
                                    H4S 2A1

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                            Yes  [  ]    No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                            Yes  [  ]    No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                            Yes  [  ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

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                                                  NEUROCHEM INC.
January 21, 2004

                                       By:      /s/ David Skinner
                                       -----------------------------------------
                                                  David Skinner
                                             Director, Legal Affairs,
                                        General Counsel and Corporate Secretary

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[NEUROCHEM LOGO]

                                                NEUROCHEM  7220
                                                Frederick-Banting, Suite 100
                                                Saint-Laurent, QC H4S 2A1 Canada
________________________________________________________________________________

     TO SUPPORT ITS SYNTHETIC VACCINE PROGRAM FOR ALZHEIMER'S DISEASE

                       NEUROCHEM FORMS STRATEGIC ALLIANCE
                  WITH THE NATIONAL RESEARCH COUNCIL OF CANADA
                        AND ANNOUNCES LICENSING AGREEMENT
                    WITH PRAECIS PHARMACEUTICALS INCORPORATED

         -- NEUROCHEM TAKES MAJOR STEP FORWARD IN ITS EFFORTS TO PREVENT
                        AND TREAT ALZHEIMER'S DISEASE --


MONTREAL, CANADA, JANUARY 20, 2003 -- Neurochem Inc. (NASDAQ: NRMX, TSX: NRM) announced today that the Company is advancing its efforts to prevent and treat Alzheimer's Disease (AD) by forging a strategic alliance with the National Research Council of Canada's Institute for Biological Sciences, (NRC-IBS), and more specifically with Dr. Harold J. Jennings, a world leader in the development of innovative conjugated vaccines. Neurochem also announced today that it has entered into a licensing agreement with PRAECIS PHARMACEUTICALS INCORPORATED, a leading biopharmaceutical company, relating to certain a amyloid peptides for use in the development of a novel synthetic vaccine to prevent and treat AD. With a promising drug candidate, Alzhemed(TM), currently in clinical development for AD, Neurochem is reinforcing its commitment to the prevention and treatment of AD through these relationships, and its focus on neurological disorders. Financial terms of the agreements were not disclosed but all future commercial rights in therapies developed by Neurochem under the agreements will belong to Neurochem.

NRC-IBS' Dr. Jennings is one of Canada's premier researchers in the vaccine field. One of Dr. Jennings' greatest achievements was the development of a technology that can be used to produce innovative conjugated vaccines against meningitis A, B and C, or the bacteria Haemophilus influenzae. The vaccines for meningitis C and Haemophilus influenzae are currently on the market, preventing these diseases in millions of children in North America and Europe.

Dr. Francesco Bellini, Chairman and CEO of Neurochem, has stated that "With these important relationships in place, Neurochem intends to address AD at its different stages from its very early symptoms through the entire disease course. Since AD is a complex disease affecting multiple areas of the brain, Neurochem is using a comprehensive approach by working to develop a 'cocktail' solution and a multi-product treatment for the disease."



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ABOUT THE RELATIONSHIPS

Neurochem has concluded this strategic alliance with the National Research Council of Canada and Dr. Jennings to collaborate on the discovery and assessment of certain vaccine approaches in animal models, and work towards the development of a specific vaccine using amyloid protein fragment conjugates. This collaboration also includes the possibility of preclinical and clinical development as well as future commercialization in the field of A(beta)-peptide-protein conjugates. Through the licensing agreement with PRAECIS, Neurochem is expanding its pool of intellectual property relating to specific A(beta)-derived peptide sequences.

Neurochem's expertise in the field of amyloid and AD coupled with Dr. Jennings' world renowned expertise in conjugated synthetic vaccine development brings strength to the early studies that Neurochem has completed on a vaccine approach to the prevention and treatment of this serious disease.

ABOUT THE VACCINE

Neurochem's vaccine program targets a specific region of the A(beta) protein. This fragment, when made of D amino acids conjugated to a carrier, generates an immune response where antibodies recognize only the soluble form of the A(beta) protein. Preliminary experiments at Neurochem's laboratories have shown that this type of conjugates protect mice as efficiently as the reported vaccine made with the full A(beta) protein. One advantage of Neurochem's approach is that the antibodies do not recognize plaques and therefore could help circumvent the risk of developing brain inflammation as was seen with the full A(beta) protein vaccine. Neurochem's vaccine technology teamed with NRC's (Dr. Jennings) know-how on vaccine technology is expected to lead to the development of a safe vaccine protecting humans against Alzheimer's Disease.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's staged pipeline of proprietary, disease-modifying, oral products addresses critical unmet medical needs. Fibrillex(TM), designated an orphan drug, is in a Phase II/III clinical trial for AA amyloidosis. Alzhemed(TM) has completed a Phase II clinical trial. Cerebril(TM) is in a Phase II trial for the prevention of hemorrhagic stroke caused by cerebral amyloid angiopathy. For additional information on Neurochem, please visit our website at: www.neurochem.com.

ABOUT THE NATIONAL RESEARCH COUNCIL OF CANADA

Recognized globally for research and innovation, Canada's National Research Council (NRC) is a leader in the development of an innovative, knowledge-based economy for Canada through science and technology. Celebrating 75 years of research excellence, the NRC Institute for Biological Sciences is focused on innovative research of interest to the health-care and pharmaceutical sectors. You can visit their web site at www.nrc.gc.ca.

ABOUT PRAECIS PHARMACEUTICALS INCORPORATED

PRAECIS PHARMACEUTICALS INCORPORATED is a biopharmaceutical company focused on the discovery, development and commercialization of innovative therapies to address significant unmet medical needs. In the United States, PRAECIS has received approval from the United States Food and Drug Administration to market Plenaxis(TM) (abarelix for injectable suspension). PRAECIS employed its proprietary LEAP(TM) (Ligand Evolution to Active Pharmaceuticals) technology in the development of Plenaxis(TM). PRAECIS also has an innovative product pipeline, including clinical programs in Alzheimer's disease, non-Hodgkin's lymphoma and endometriosis, as well as discovery programs in oncology, inflammation and anti-viral therapies.

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All of the statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, are forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Some examples of known risks are: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation or otherwise. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, Ph.D.
Vice President, Corporate Communications lhebert@neurochem.com
Tel: (514) 337-4646
Fax: (514) 684-7972




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